(As filed October 13, 2000)

                                                                File No. 70-9675

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            --------------------------------------------------------

                                 Amendment No. 4
                                       on
                                   FORM U-1/A
                             APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

            --------------------------------------------------------

                             Energy East Corporation
                              One Canterbury Green
                               Stamford, CT 06904

                           CIS Service Bureau, L.L.C.
                                 855 Main Street
                              Bridgeport, CT 06604

                          The Union Water-Power Company
                               526 Western Avenue
                                Augusta, ME 04330

                  (Names of companies filing this statement and
                    addresses of principal executive offices)

              ----------------------------------------------------

                             Energy East Corporation

                 (Name of top registered holding company parent)

              -----------------------------------------------------

                               Kenneth M. Jasinski
                            Executive Vice President
                               and General Counsel
                             Energy East Corporation
                              One Canterbury Green
                           Stamford, Connecticut 06904

                     (Name and address of agent for service)

            ---------------------------------------------------------

     The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

     William T. Baker, Jr., Esq.             Adam Wenner, Esq.
     J. Michael Parish, Esq.                 Vinson & Elkins, L.L.P.
     Thelen Reid & Priest LLP                1455 Pennsylvania Avenue, N.W.
     40 West 57th Street                     Washington, D.C. 20004-1008
     New York, New York 10019

                              Frank Lee, Esq.
                              Huber Lawrence & Abell
                              605 Third Avenue
                              New York, New York 10158


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                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION....................................1

     A.   INTRODUCTION AND GENERAL REQUEST.....................................1

          1.   GENERAL.........................................................1

          2.   GENERAL REQUEST.................................................1

     B.   DESCRIPTION OF THE PARTIES TO THE TRANSACTION........................1

     C.   INTRA-SYSTEM PROVISION OF SERVICES...................................3

          1.   SERVICE COMPANY.................................................3

          2.   PROVISION OF SERVICES BY UTILITY SUBSIDIARIES...................5

          3.   EXISTING AFFILIATE SERVICE AGREEMENTS...........................5

ITEM 2. FEES, COMMISSIONS AND EXPENSES.........................................8

ITEM 3. APPLICABLE STATUTORY PROVISIONS........................................8

ITEM 4. REGULATORY APPROVALS...................................................9

     A.   NEW YORK PUBLIC SERVICE COMMISSION ("NYPSC").........................9

     B.   MAINE PUBLIC UTILITIES COMMISSION ("MPUC")...........................9

     C.   MASSACHUSETTS DEPARTMENT OF TELECOMMUNICATIONS AND
          ENERGY ("MDTE").....................................................10

     D.   CONNECTICUT DEPARTMENT OF PUBLIC UTILITY CONTROL
          ("DPUC")............................................................10

ITEM 5. PROCEDURE.............................................................11

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.....................................11

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS...............................13

          Energy East Corporation, CIS Service Bureau, L.L.C. and Union Water-Power Company (collectively, the "Applicants") hereby amend and restate the Application-Declaration in this proceeding, as previously amended, in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION

     A.   INTRODUCTION AND GENERAL REQUEST

          1.   GENERAL

          Energy East Corporation, a New York corporation ("Energy East"), is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). 1 Energy East registered with the Securities and Exchange Commission (the "Commission") under Section 5 of the Act following its acquisition of CMP Group, Inc., a Maine corporation ("CMP Group"), CTG Resources, Inc. a Connecticut corporation ("CTG"), and Berkshire Energy Resources, a Massachusetts business trust ("Berkshire"), each of which is a public utility holding company.

          2.   GENERAL REQUEST

          This Application/Declaration seeks the authorization and approval of the Commission with respect to the provision of intra-system services. Specifically, Energy East requests that the Commission approve the designation of its wholly-owned direct subsidiary Energy East Management Corporation, a Delaware corporation ("EE Management"), as a subsidiary service company in accordance with the provisions of Rule 88 under the Act and the Services Agreements (as defined below) and find that EE Management is so organized and will conduct its operations as to meet the requirements of Section 13 of the Act and the Commission's rules under the Act.

     B.   DESCRIPTION OF THE PARTIES TO THE TRANSACTION

          Energy East owns, directly or indirectly, interests in the following eight public utility companies (the "Utility Subsidiaries"), each of which will be wholly-owned by entities within the Energy East system, except as otherwise indicated:

o New York State Electric & Gas Corporation ("NYSEG"), a New York corporation and a wholly-owned subsidiary of Energy East, which purchases, transmits and distributes electricity and purchases, transports and distributes natural gas in parts of New York.

o Maine Natural Gas, L.L.C. ("Maine Natural Gas"), formerly known as CMP Natural Gas, L.L.C., a Maine limited liability company, which distributes natural gas in Maine and which is a joint venture between New England Gas Development Corp. (holding a 17% interest), a wholly-owned subsidiary of CMP Group, and Energy East Enterprises, Inc. ("Energy East Enterprises"), a


------------------------
1    See Energy East Corporation, et al., Holding Company Act Release No. 27224
     --- ------------------------------
     (August 31, 2000) (the "Merger Order").


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     Maine corporation (holding an 83% interest), which is a wholly-owned subsidiary of Energy East and a public utility holding company exempt from all provisions of the Act except Section 9(a)(2), by order issued under
     Section 3(a)(1). 2

o Central Maine Power Company ("Central Maine Power"), a Maine corporation, the common stock of which is wholly-owned by CMP Group, which is primarily engaged in transmitting and distributing electricity in Maine.

o Maine Electric Power Company, Inc. ("MEPCo"), a Maine corporation, which owns and operates a 345kV transmission interconnection between the Maine - New Brunswick, Canada international border at Orient, Maine. Central Maine Power owns a 78.3% voting interest in MEPCo with the remaining interests owned by two other Maine utilities.

o NORVARCO, a Maine corporation, which holds a 50% general partnership interest in Chester SVC Partnership, a general partnership which owns a static var compensator located in Chester, Maine, adjacent to MEPCo's transmission interconnection. NORVARCO is a wholly-owned subsidiary of Central Maine Power.

o The Southern Connecticut Gas Company ("Southern Connecticut Gas"), a Connecticut corporation and a wholly-owned subsidiary of Connecticut Energy, which is primarily engaged in the retail distribution and transportation of natural gas in parts of Connecticut.

o Connecticut Natural Gas Corporation ("Connecticut Natural Gas"), a Connecticut corporation and a wholly-owned subsidiary of CTG Resources, which is primarily engaged in the retail distribution and transportation of natural gas in parts of Connecticut.

o The Berkshire Gas Company ("Berkshire Gas"), a Massachusetts gas company and a wholly-owned subsidiary of Berkshire, which is engaged in the sale and distribution of natural gas in western Massachusetts.

          As stated above, EE Management is an existing wholly-owned direct subsidiary of Energy East. EE Management was originally organized in 1999 to invest the proceeds of the sale of Energy East's coal-fired generation assets in New York. 3 EE Management's capitalization consists of 200 shares of common stock, par value $.01 per share, of which 10 shares have been issued to Energy East. Initially, EE Management's working capital needs will be met from the portion of the asset sales proceeds (estimated at approximately $4 million) that were not used to finance Energy East's acquisition of CMP Group, CTG and Berkshire. In the future, additional working capital requirements of EE Management will be met through intercompany borrowings from Energy East pursuant to Rule 52(b). The cost of capital of EE Management will be a debt cost equivalent to the effective cost of debt paid by Energy East under its revolving credit agreement.


------------------------
2 It is contemplated that New England Gas Development will be dissolved and that Maine Natural Gas will be converted from an LLC to a corporation that will be wholly owned by Energy East Enterprises.

3 Most of these proceeds were used by Energy East to finance the acquisition of CMP Group, CTG and Berkshire.

          EE Management proposes to provide its associate companies in the Energy East system (including Energy East) with a variety of administrative, management, and support services. Such services will be provided in accordance with service agreements (the "Service Agreements") that EE Management will enter into with each of its associate public utility companies and each of its associate non-utility companies (including Energy East) that it serves. The forms of these agreements are filed herewith as Exhibits B-1 and B-2, respectively. A form of service agreement for the provision of services by a Utility Subsidiary to another Utility Subsidiary or to other associate companies is filed herewith as Exhibit B-3. An appendix entitled "Service Company Policy and Procedures" is filed herewith as Exhibit B-4.

          EE Management will be staffed by employees who will be transferred over time from other Energy East system companies. In addition, it is anticipated that EE Management will have access to certain employees who will remain employees of other system companies. Employees of other system companies who devote a portion of their time to EE Management will directly charge to EE Management the applicable portion of such time, including appropriate allocations of overhead costs.

          A list of Energy East's other subsidiaries (the "Non-Utility Subsidiaries") is set forth in an appendix to the Merger Order.

     C.   INTRA-SYSTEM PROVISION OF SERVICES

          1.   SERVICE COMPANY

          In order to ensure adequate oversight and realize economies of scale, certain administrative and service functions for the Energy East system will be consolidated and provided through EE Management. As a general rule, the individual system companies will continue to perform services that can benefit from individualized application at the company level, with EE Management offering system-wide coordination and strategy, oversight and other services where economies can be captured by the centralization of services. In particular, it is anticipated that, subject to the requirements or limitations of state and federal law, the following classes of services may be offered by EE Management to system companies:

o Accounting services, such as the maintenance of books and records, preparation of financial and statistical reports, tax filings and supervision of compliance with applicable laws and regulations;

o Audit services and management of an entity-wide framework of corporate controls;

o Corporate planning services, such as the preparation of corporate plans, budgets and financial forecasts, monitoring trends and evaluating business opportunities;

o Executive services, such as providing general management and strategic planning;

o Finance and treasury services, such as coordinating activities relating to securities issuances, cash management services, investing activities, monitoring capital markets, performing financial and economic analysis and administering insurance programs;


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


o Governmental affairs services, such as lobbying governmental officials and monitoring, reviewing and researching legislation;

o Human resource services, such as establishing and administering policies and supervision of compliance with legal requirements in the areas of employment, compensation, benefits and employee health, welfare, and safety, processing of payroll and employee benefit payments, and the coordination of contract negotiation and relations with labor unions; and

o Legal services coordination among law and regulatory departments within the Energy East system;

o Other corporate support services, which may include information/telecommunication services, purchasing, contract administration, and corporate communications.

          Transition teams are still in the process of evaluating whether it would be economical and effective for EE Management to provide its associate companies with all of the listed services and whether additional services may also be provided by EE Management. In general, it is Energy East's intention to move administrative and corporate support functions to EE Management, unless they can be more effectively and economically provided by Energy East's public utility subsidiaries. EE Management will complete its evaluation of the optimum structure for EE Management and prepare an implementation plan no later than December 31, 2001. EE Management will also evaluate and consider all appropriate allocation methods in determining the fairness of allocations to its associate companies in the Energy East system (including Energy East). Upon completing this evaluation, EE Management will submit revised Service Agreements to the Commission in accordance with the 60-day letter procedure described below.

          The Service Agreements will provide methodologies to ensure that all client companies (including Energy East) pay to EE Management the cost of all services, computed in accordance with the applicable rules and regulations (including, but not limited to Rules 90 and 91) under the Act and appropriate accounting standards. Where more than one client company (including Energy East) is involved in or has received benefits from a service performed by EE Management, the Service Agreements will provide that client companies will pay their fairly allocated pro rata share in accordance with the methods set out in appendices to the Service Agreements. Thus, charges for all services provided by EE Management to associate utility companies and non-utility companies will be on an "at cost" basis as determined under Rules 90 and 91 under the Act.

          EE Management will maintain its accounts, cost-accounting procedures and other records in accordance with the requirements of the Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies utilizing, however, the chart of accounts specified in the FERC Uniform System of Accounts for Public Utilities and Licensees (18 C.F.R. Part
101) . Exhibit B-4 hereto summarizes the policies and procedures that will be used to implement the Service Agreements. EE Management will file annual reports on Form U-13-60 in accordance with Rule 94, commencing with the report for calendar year 2001.


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


          No material change in the organization of EE Management, the methods of allocating cost to associate companies, or in the scope or character of the services to be rendered by EE Management, subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until EE Management shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify EE Management within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until EE Management shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

          Energy East will structure the Service Agreements so as to comply with
Section 13 of the Act and the Commission's rules and regulations thereunder.

          Rule 88 (b) provides that "[a] finding by the Commission that a subsidiary company of a registered holding company . . . is so organized and conducted, or to be conducted, as to meet the requirements of Section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by [Rule 90], will be made only pursuant to a declaration filed with the Commission on Form U-13-1, as specified in the instructions for that form, by such company or the persons proposing to organize it." Notwithstanding the foregoing language, the Commission has on at least two recent occasions made findings under Section 13(b) based on information set forth in an application on Form U-1, without requiring the formal filing on a Form U-13-1. See UNITIL
                                                                --- ------
Corp., 51 SEC Docket 562 (Apr. 24, 1992); CINergy Corp., 57 SEC Docket 2353
-----                                     ------------
(Oct. 21, 1994). In this Application, Energy East has submitted substantially the same application information as would have been submitted in a Form U-13-1. Accordingly, it is appropriate to find that EE Management will be so organized and its business will be so conducted as to meet the requirements of Section 13(b), and that the filing of a Form U-13-1 is unnecessary, or, alternatively, that this Application should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

          2.   PROVISION OF SERVICES BY UTILITY SUBSIDIARIES

          The Utility Subsidiaries may provide to one another or to other associate companies within the Energy East system various types of operational services, including call center operation, customer billing, network support services, information services, and credit and collection services, as well as management support services similar to those to be provided by EE Management during the transition period. As is customary among a group of affiliated utilities, the Utility Subsidiaries may also provide maintenance and emergency repair services and other operational services utilizing personnel with specialized expertise. Moreover, in accordance with Rules 87, 90 and 91, certain goods may be provided through a leasing arrangement or otherwise by one Utility Subsidiary to one or more associate companies, and certain assets may be used by one Utility Subsidiary for the benefit of one or more other associate companies. All such services provided to Utility Subsidiaries or to EE Management by a Utility Subsidiary will be rendered at cost, as determined in accordance with


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


Rules 90 and 91 under the Act. 4 As appropriate, companies in the Energy East system will enter into Service Agreements with the Utility Subsidiaries in substantially the form filed herewith as Exhibit B-3.

          Transition teams are still in the process of evaluating whether it would be economical and effective for the Utility Subsidiaries to provide to each other and to other associate companies all or any of the specific categories of services enumerated above and whether additional services may also be provided by the Utility Subsidiaries. In general, it is Energy East's intention to eliminate areas of duplicate or overlapping operational support functions in those cases where it can be demonstrated that combining functions in a single Utility Company would be more effective and economical. Energy East will complete its evaluation of the optimum structure for this shared services concept and prepare an implementation plan no later than December 31, 2001. At that time, Energy East will submit a revised Service Agreement to the Commission in accordance with the 60-day letter procedure described above.

          3.   EXISTING AFFILIATE SERVICE AGREEMENTS

          The subsidiaries of Energy East, CMP Group, CTG, Connecticut Energy, and Berkshire currently provide a variety of services and sell goods to other companies in the same holding company systems under agreements which in some cases are cost-based and in other cases are market-based. As indicated above, it is contemplated that administrative, management and other corporate support services now provided by subsidiaries of these companies to associate companies will be transitioned to EE Management. When that process is completed, the existing agreements will be terminated. In addition, subsidiaries of Energy East, CMP Group, CTG, Connecticut Energy, and Berkshire also provide specialized types of services and goods to each other, such as maintenance of fiber optics facilities, load forecasting, call center operations, data processing, and steam and chilled water, under a variety of existing agreements. In general, these agreements will remain in place after the Mergers. Energy East has determined that most of these agreements are either exempt from the requirements of Section 13(b) of the Act or may be performed pursuant to Rule 87 and/or Section 34 of the Act, as applicable. Filed herewith as Exhibit I (Revised) is a list of all existing agreements for the sale of goods or services that are exempt under these provisions.

          Energy East has identified certain existing agreements for the sale of goods or services that do not appear to fall within any statutory or administrative exemption under the Act, as follows:

          1. The Union Water-Power Company ("UWP"), a wholly owned subsidiary of CMP Group that provides, among other things, utility construction support services, energy efficiency performance contracting and energy use management services, and real estate development services, is currently a party to five agreements with Central Maine Power having various termination dates. (See Exhibits B-5 through B-7, B-9 and B-10). Under these agreements, UWP provides or will provide the following services:

          o    utility location services


------------------------
4 The cost of such services, as determined in accordance with Rules 90 and 91, will also comply with any rules or codes of conduct applicable to the Utility Subsidiaries in New York, Maine, Connecticut or Massachusetts.

          o    polesetting services

          o transmission tower services (specifically, raising the height of existing towers)

          o    inspection of transmission lines using infrared technology

          o    transformer vault repair services (purchase order)

          UWP provides these services to Central Maine Power at market-based rates which have been submitted for approval to the MPUC. UWP also provides all of these services to unaffiliated utilities and other customers in the regular course of its business. The rates charged by UWP are based on competitive rates in the marketplace and are comparable to the rates charged Central Maine Power by other unaffiliated providers of similar services.

          2. CIS Service Bureau, L.L.C. ("CIS"), an indirect wholly owned subsidiary of Connecticut Energy, provides customer information services to Southern Connecticut Gas pursuant to an agreement under which CIS licenses the required software from the vendor, and finances the implementation of the customer information system, including costs of consulting services, software modifications, and related hardware and database software licenses. (See Exhibit B-11). CIS charges Southern Connecticut Gas a monthly fee based on the number of Southern Connecticut Gas customers billed. The fee has a fixed and variable component. The fixed component covers CIS's investment in the implementation of the system (approximately $8 million) and the variable component covers CIS's operating costs. Under this agreement, CIS must provide a certain minimum level of service to Southern Connecticut Gas for the fixed monthly fee. The cost to CIS to provide these services, unless Southern Connecticut Gas specifically requests a change in the service, does not alter the fees Southern Connecticut Gas pays under the agreement. Thus, CIS assumes the risk of providing adequate service to Southern Connecticut Gas for the fixed price. The charges to Southern Connecticut Gas under this agreement are lower than the cost would be if Southern Connecticut Gas were to acquire and own the operating system on its own. Maintenance support for the Southern Connecticut Gas customer information system is provided by CIS utilizing Southern Connecticut Gas employees under a DPUC-approved service contract. CIS has been requested to provide proposals for billing solutions to NYSEG and Maine Natural Gas and may offer similar customer information services to other associate and non-associate utilities in the future.

          3. CIS also renders billing services at market-based rates to Energy East Solutions, LLC, a broker and marketer of electricity and natural gas that is partly owned by Energy East Solutions, Inc., an indirect subsidiary of Energy East, and CNE Energy Services Group, Inc., a wholly-owned subsidiary of Connecticut Energy.

          UWP and CIS request authorization pursuant to Section 13(b) and the rules thereunder to maintain the foregoing agreements in effect through December 31, 2001. These agreements will either be terminated prior to December 31, 2001, or, alternatively, the terms thereof will be modified to comply with the "at cost" pricing standard of Section 13(b) of the Act and Rules 90 and 91. UWP and CIS propose to offer similar services to those described above to other Utility Subsidiaries in the Energy East system "at cost" as determined in accordance with Rules 90 and 91.


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


ITEM 2.   FEES, COMMISSIONS AND EXPENSES

          The fees, commissions and expenses incurred or to be incurred in connection with this Application-Declaration are estimated not to exceed $30,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS

          Section 13 of the Act and Rules 87, 88, 90 and 91 are considered applicable to the proposed transactions.

          To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

          The transactions proposed herein are also subject to Rule 54, which provides that the Commission shall not consider the effect of the capitalization or earnings of any subsidiary of a registered holding company that is an "exempt wholesale generator" ("EWG") or a "foreign utility company" ("FUCO") in determining whether to approve any transaction that is unrelated to the financing of any EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. These standards are met.

          Rule 53(a)(1): Energy East's "aggregate investment" in EWGs and FUCOs is approximately $20 million, or approximately 2.3% of Energy East's pro forma "consolidated retained earnings" at June 30, 2000 (approximately $883 million).

          Rule 53(a)(2): Energy East will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Energy East will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

          Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

          Rule 53(a)(4): Energy East will submit a copy of the Application/Declaration in this proceeding and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of Energy East's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries.

          In addition, Energy East states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.


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


ITEM 4.   REGULATORY APPROVALS

          Each of the public service commissions in New York, Maine, Massachusetts, and Connecticut exercise some degree of regulatory oversight over transactions between regulated public utilities and their affiliates and associate companies.

     A.   NEW YORK PUBLIC SERVICE COMMISSION ("NYPSC").

          Generally, the NYPSC has jurisdiction under Section 110 of the New York Public Service Law over transactions between public utilities and their affiliates to the extent of access to the accounts or records of such affiliates relating to any such transactions. Section 110 also provides, generally, that all management, construction, engineering or similar contracts between a utility and an affiliate must be filed with the NYPSC and that any charges under such contracts may not exceed the reasonable cost of performing such service. NYSEG and its affiliates are subject to the affiliate transaction guidelines set forth in the Agreement Concerning the Competitive Rate and Restructuring Plan of New York State Electric & Gas Corporation dated October 9, 1997 in Case No. 96-E-0891 (the "Plan"), which was approved by the NYPSC in Case Nos. 96-E-0891, 93-E-0960 and 94-M-0349 by Order issued and effective January 27, 1998 and opinion issued March 5, 1998. NYSEG filed cost allocation guidelines pursuant to
Section VIII 8.f of the Plan with the NYPSC on August 20, 1998. No additional approval of the NYPSC is required for NYSEG to enter into the Service Agreement.

     B.   MAINE PUBLIC UTILITIES COMMISSION ("MPUC").

          The MPUC has jurisdiction under 35-A Maine Revised Statutes ss. 707.3 to review and approve all transactions between Maine public utility companies and their affiliates under a standard that the transaction is not adverse to the public interest. Under ss. 707.2, the MPUC may require the production of all books, records, documents and other information relating to transactions between a utility and its affiliates. Chapter 820 of the MPUC's Rules establishes additional provisions governing transactions between a utility and its affiliates, including pricing provisions relating to the provision of services. Chapter 820 provides that any utility equipment, facility, service or personnel used by an affiliate be charged to the affiliate at a tariffed rate if available, at the market price if no tariffed rate exists, or otherwise at fully distributed cost. Chapter 820 follows the principles of the rules of the Federal Communications Commission regarding cost allocations between a utility and its affiliates. Under Chapter 820, equipment, facilities, services or personnel of a utility affiliate used by that utility must be priced at the same price charged non-affiliates, or if such a price is not available, then the affiliate must charge the market price.

          In its order approving the merger of CMP Group with Energy East, issued January 4, 2000, Exhibit D-1 hereto (together with Order on Reconsideration, dated February 24, 2000), the MPUC imposed, as a condition of its approval, the requirement that Energy East and its affiliates, to the extent that their activities relate to or in any way impact the operations, costs, or revenues of Central Maine Power in Maine, be subject to the MPUC's jurisdiction for discovery purposes and that they participate as a party in any proceeding when deemed necessary by the MPUC. Further, in order to assure the MPUC that it would also retain oversight over affiliate transactions for ratemaking purposes after completion of the CMP Group Merger, CMP Group and Energy East agreed to


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


request that this Commission include, in any order approving the merger of CMP Group and Energy East, the following language:

          It is the Commission's intention that the Maine Public Utilities Commission will retain the right to review and disallow costs of services rendered by or to any Maine public utility company in the Energy East Corporation registered holding company system that may be subject to recovery in rates. 5

That request was made in Amendment No. 3 to Energy East's
Application/Declaration on Form U-1 (File No. 70-09569), filed March 3, 2000.

          No additional approvals of the MPUC are required for Central Maine Power, MEPCO, Maine Natural Gas, or NORVARCO to enter into the Service Agreement.

     C.   MASSACHUSETTS DEPARTMENT OF TELECOMMUNICATIONS AND ENERGY ("MDTE").

The MDTE has jurisdiction pursuant to Section 94B of Chapter 164 of the Massachusetts General Laws to review and approve all contracts between Berkshire Gas and any affiliated company pursuant to which compensation will be paid for services rendered unless the agreement explicitly subjects the level of payment to subsequent review by the MDTE in a base rate proceeding. The MDTE has also adopted Standards of Conduct that include pricing conditions on transactions between regulated utilities such as Berkshire Gas and affiliated entities. See 220 C.M.R. ss. 12.00 et seq. The MDTE's Standards of Conduct also require Berkshire Gas to submit regular reports of its transactions with affiliates. No additional approval of the MDTE is required for Berkshire Gas to enter into the Service Agreement.

     D.   CONNECTICUT DEPARTMENT OF PUBLIC UTILITY CONTROL ("DPUC")

          The DPUC has jurisdiction under ss. 16-8c of the Connecticut General Statutes to review affiliate transactions between a holding company or subsidiary that is related to a public service company as necessary to protect customers of the public service company from any adverse impacts. In its order approving the merger of Energy East with Connecticut Energy Corporation, issued December 16, 1999, (Docket No. 99-07-20, CNE Merger Docket), Exhibit D-2 hereto, the DPUC imposed, as a condition of its approval, the requirement that any modification to current cost allocation policies for Southern Connecticut Gas resulting from the Mergers be filed for approval. The DPUC has previously ordered that any proposed changes to existing Service Agreements between Connecticut Energy Corporation and its subsidiaries be filed with the DPUC at least 60 days prior to its effective date. See Docket No. 77-08-28, Reopening May 21, 1997. In its order approving the merger of Energy East with CTG Resources, Inc., issued January 19, 2000, (Docket No. 99-08-09, CTG Merger Docket), Exhibit D-3 hereto, the DPUC imposed, as a condition of its approval, the requirement that any modification to current cost allocation policies for Connecticut Natural Gas resulting from the Mergers be filed, although without the explicit condition that they be approved. No additional approvals of the


------------------------
5 Order Approving Request for Approval of Reorganization and Affiliated Interest Transactions, MPUC Docket No. 99-411 at 26 (January 4, 2000).


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


DPUC are required for Connecticut Natural Gas or Southern Connecticut Gas to enter into the Service Agreement.

          Except as stated above, no state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

ITEM 5.   PROCEDURE

          The Commission has published a notice under Rule 23 with respect to the filing of this Application/Declaration and no request for hearing has been made. Accordingly, the Applicants request that the Commission's order approving this Application/Declaration be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.

A.   EXHIBITS.
     --------

     A-1 Certificate of Incorporation of Energy East Management Corporation. (Previously filed).

     A-2 By-Laws of Energy East Management adopted March 11, 1999. (Previously filed).

     B-1 Form of Service Agreement between Energy East Management and Utility Subsidiary, including Revised Appendix A. (Revised) (Filed herewith).

     B-2 Form of Service Agreement between Energy East Management and Non-Utility Subsidiary, including Revised Appendix A. (Revised) (Filed herewith).

     B-3 Form of Service Agreement between Utility Subsidiary and other Subsidiary or Energy East. (Previously filed).

     B-4  Service Company Policies and Procedures (Revised) (Previously filed).

     B-5 Agreement between UWP (On Target Division) and Central Main Power for Utility Location Services (Previously filed) (Form SE).

     B-6 Agreement between UWP (On Target Division) and Central Main Power for Line Construction Services (Pole Setting Services) (Previously filed). (Form SE).

     B-7 Agreement between UWP (On Target Division) and Central Main Power for Phase Raising Services (Previously filed). (Form SE).


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


     B-8  Deleted.

     B-9 Agreement between UWP (On Target Division) and Central Main Power for Technical Services (Infrared Inspection) (Previously filed). (Form
          SE).

     B-10 Purchase Order between UWP (On Target Division) and Central Maine
          Power for Transformer Vault Repair Services (Previously filed). (Form
          SE).

     B-11 Agreement between CIS and Southern Connecticut Gas for Customer
          Billing System Services (Previously filed). (Form SE).

     D-1 MPUC Order in Docket No. 99-411 (January 4, 2000 Order Approving Request for Approval of Reorganization and Affiliated Interest Transactions and February 24, 2000 Order on Reconsideration) (filed as Exhibit D-4 to Energy East's Amendment No. 3 to Form U-1, filed March 3, 2000, File No. 70-09569 and incorporated herein by reference).

     D-2 DPUC Order in Docket No. 99-07-20 (December 16, 1999 Joint Application of Energy East Corporation and Connecticut Energy Corporation for approval of a change of control (filed as Exhibit D-2 to Energy East's Amendment No. 2 to Form U-1, filed December 17, 1999, File No. 70-9545 and incorporated herein by reference).

     D-3 DPUC Order in Docket No. 99-08-09 (January 19, 2000 Joint Application of Energy East Corporation and CTG Resources, Inc. for approval of a change of control (filed as Exhibit D-8 to Energy East's Amendment No. 2 to Form U-1, filed February 7, 2000, File No. 70-09569 and incorporated herein by reference).

     F-1  Opinion of Counsel. (Filed herewith).

     F-2  Past Tense Opinion of Counsel. (To be filed pursuant to Rule 24).

     H    Proposed Form of Notice. (Previously filed).

     I List of Existing Agreements for Sale of Goods or Services to Associate Companies. (Revised) (Filed confidentially pursuant to Rule 104).

B.   FINANCIAL STATEMENTS. (Filed herewith confidentially pursuant to Rule 104).
     --------------------

     FS-1 Balance Sheet of EE Management as of December 31, 1999.

     FS-2 Income Statement of EE Management for the year ended December 31,
          1999.

     FS-3 Balance Sheet of EE Management as of June 30, 2000.

     FS-4 Income Statement of EE Management for the twelve months ended June 30,
          2000.


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


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS

          The Transaction will not involve major federal action significantly affecting the quality of the human environment as those terms are used in
Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Section 4321 et seq. ("NEPA"). First, no major federal action within the meaning of NEPA is involved. Second, consummation of the Transaction will not result in changes in the operations of Energy East or its subsidiaries that would have any significant impact on the environment. To the Applicants' knowledge, no federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

                                        ENERGY EAST CORPORATION

                                        By: /s/ Robert D. Kump
                                               ---------------------------------
                                        Name:  Robert D. Kump
                                        Title: Vice President and Treasurer


                                        CIS SERVICE BUREAU, L.L.C.

                                        By: /s/ Sam Bowlby
                                               ---------------------------------
                                        Name:  Sam Bowlby
                                        Title: Secretary


                                        THE UNION WATER-POWER COMPANY

                                        By: /s/ John F. Fallona
                                               ---------------------------------
                                        Name:  John F. Fallona
                                        Title: President
Date: October 13, 2000


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